                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                For the quarterly period ended September 30, 1998

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre,
                      Marlborough Street & Navy Lion Road,
                      P.O. Box SS-6293, Nassau, The Bahamas
                     (Address of principal executive office)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F    X      Form 40- F
                              -----               -----


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes             No  X
                             -----         -----


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1998


                                      INDEX


                                                                            PAGE

PART I:  FINANCIAL INFORMATION


Item 1. Financial Statements

           Consolidated Statements of Income
                 and Retained Earnings for the three and six months
                 ended September 30, 1998 and 1997.............................3

           Consolidated Balance Sheets -
                 September 30, 1998 and March 31, 1998.........................4

           Consolidated Statements of Cash Flows
                 for the six months ended September 30, 1998
                 and 1997......................................................5

           Notes to Consolidated Financial
                 Statements....................................................6

Item 2. Management's Discussion and Analysis of
           Financial Condition and Results of Operations......................14

PART II:  OTHER INFORMATION...................................................20

SIGNATURES....................................................................22

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)



                                                 Three Months Ended                    Six Months Ended
                                                   September 30,                         September 30,



                                                1998               1997           1998                1997

                                                  $   (Unaudited)    $              $     (Unaudited)   $

NET VOYAGE REVENUES
Voyage revenues                                112,209            99,705         221,642             197,979
Voyage expenses                                 23,600            27,597          46,446              52,014
----------------------------------------------------------------------------------------------------------------------

Net voyage revenues                             88,609            72,108         175,196             145,965
----------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                       21,003            18,610          41,777              36,584
Time-charter hire expense                        8,372             2,764          13,625               4,056
Depreciation and amortization                   23,626            23,924          47,917              47,594
General and administrative                       5,811             4,916          11,087               9,689
----------------------------------------------------------------------------------------------------------------------

                                                58,812            50,214         114,406              97,923
----------------------------------------------------------------------------------------------------------------------

Income from vessel operations                   29,797            21,894          60,790              48,042
----------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                               (10,858)          (14,688)        (24,892)            (28,780)
Interest income                                  1,653             2,089           3,668               3,892
Other income (loss) (note 7)                      (301)            2,977           6,173               3,131
----------------------------------------------------------------------------------------------------------------------

                                                (9,506)           (9,622)        (15,051)            (21,757)
----------------------------------------------------------------------------------------------------------------------

Net income before extraordinary loss            20,291            12,272          45,739              26,285
Extraordinary loss on bond redemption           (7,306)                           (7,306)
(note 5)
----------------------------------------------------------------------------------------------------------------------

Net income                                      12,985            12,272          38,433              26,285
Retained earnings, beginning of the period     447,351           390,101         428,102             382,177
----------------------------------------------------------------------------------------------------------------------
                                               460,336           402,373         466,535             408,462
Dividends declared and paid                     (6,804)           (6,125)        (13,003)            (12,214)
----------------------------------------------------------------------------------------------------------------------

Retained earnings, end of the period           453,532           396,248         453,532             396,248
----------------------------------------------------------------------------------------------------------------------

Basic Earnings per Common Share (note 6):
   Net income before extraordinary loss          $0.64             $0.43          $1.50               $0.92
   Net income                                    $0.41             $0.43          $1.26               $0.92

Diluted Earnings per Common Share (note
6):
   Net income before extraordinary loss          $0.64             $0.43          $1.50               $0.91
   Net income                                    $0.41             $0.43          $1.26               $0.91
----------------------------------------------------------------------------------------------------------------------

  The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)



                                                                        As at               As at
                                                                    September 30,         March 31,
                                                                        1998                 1998
                                                                          $                   $
                                                                     (Unaudited)

        ASSETS
        Current
        Cash and cash equivalents                                      102,629               87,953
        Marketable securities (note 2)                                 21,230               13,448
        Accounts receivable                                             21,691               24,327
        Prepaid expenses and other assets                               13,498               13,786
        ------------------------------------------------------- -- ---------------- ---- -------------

        Total current assets                                           159,048              139,514
        ------------------------------------------------------- -- ---------------- ---- -------------

        Marketable securities (note 2)                                   5,060               13,853

        Vessels and equipment (notes 5 and 8)
        At cost, less accumulated depreciation of $512,150
            (March 31, 1998 - $500,779)                              1,244,419            1,297,883
        Advances on vessels                                             31,717
        ------------------------------------------------------- -- ---------------- ---- -------------

        Total vessels and equipment                                  1,276,136            1,297,883
        ------------------------------------------------------- -- ---------------- ---- -------------

        Other assets                                                     6,272                8,933
        ------------------------------------------------------- -- ---------------- ---- -------------

                                                                     1,446,516            1,460,183
        ------------------------------------------------------- -- ---------------- ---- -------------

        LIABILITIES AND STOCKHOLDERS' EQUITY
        Current
        Accounts payable                                                12,418               16,164
        Accrued liabilities                                             23,312               29,195
        Current portion of long-term debt (note 5)                      29,994               52,932
        ------------------------------------------------------- -- ---------------- ---- -------------

        Total current liabilities                                       65,724               98,291
        ------------------------------------------------------- -- ---------------- ---- -------------

        Long-term debt (note 5)                                        596,706              672,437
        ------------------------------------------------------- -- ---------------- ---- -------------

        Total liabilities                                              662,430              770,728
        ------------------------------------------------------- -- ---------------- ---- -------------

        Stockholders' equity
        Capital stock (note 6)                                         330,554              261,353
        Retained earnings                                              453,532              428,102
        ------------------------------------------------------- -- ---------------- ---- -------------

        Total stockholders' equity                                     784,086              689,455
        ------------------------------------------------------- -- ---------------- ---- -------------

                                                                     1,446,516            1,460,183
        ------------------------------------------------------- -- ---------------- ---- -------------


       Commitments and contingencies (notes 5 and 8).

       The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                                                      Six Months Ended September 30,
                                                                       1998                    1997
                                                                         $                       $
                                                                                (Unaudited)

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                            38,433                  26,285
Add (deduct) charges to operations not requiring
 a payment of cash and cash equivalents:
    Depreciation and amortization                                     47,917                  47,594
    Gain on disposition of assets                                     (7,117)                 (3,914)
    Extraordinary loss on bond redemption                              7,306
    Other - net                                                          633                   1,528
Change in non-cash working capital items related to
 operating activities                                                 (1,362)                  2,972
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

Net cash flow from operating activities                               85,810                  74,465
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

FINANCING ACTIVITIES
Proceeds from long-term debt                                         155,000                  35,600
Scheduled repayments of long-term debt                               (39,951)                (19,083)
Prepayment of long-term debt                                        (218,679)                (27,408)
Net proceeds from issuance of Common Stock                            68,824                   4,269
Cash dividends paid                                                  (12,626)                 (6,746)
Other                                                                   (307)                   (171)
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

Net cash flow from financing activities                              (47,739)                (13,539)
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

INVESTING ACTIVITIES
Expenditures for vessels and equipment                               (41,860)                (38,617)
Expenditures for drydocking                                           (5,970)                 (9,618)
Net cash flow from investment                                                                  6,335
Proceeds from disposition of assets                                   23,435
Proceeds on sale of available-for-sale securities                      1,000                   9,945
Purchases of available-for-sale securities                                                   (37,339)
Other                                                                                           (446)
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

Net cash flow from investing activities                              (23,395)                (69,740)
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

Increase (decrease)  in cash and cash equivalents                     14,676                  (8,814)
Cash and cash equivalents, beginning of the period                    87,953                 117,523
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

Cash and cash equivalents, end of the period                         102,629                 108,709
------------------------------------------------------ ----------- ------------ ---------- ------------- ---

  The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1998, and for the Three-Month
      and Six-Month Periods Ended September 30, 1998 and 1997 is unaudited)


  1.     Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1998. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended September 30, 1998 are not necessarily indicative of those for a full fiscal year.

  2.     Marketable Securities

         The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity. The Company classifies all marketable securities with a maturity date of twelve months or less under current assets.

  3.     Cash Flows

         Cash interest paid during the six-month periods ended September 30, 1998 and 1997 totalled approximately $28,316,000 and $28,826,000, respectively.

  4.     Income Taxes

         The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

  5.     Long-Term Debt

                                                                        September 30,          March 31,
                                                                            1998                  1998
                                                                              $                    $
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----
           Revolving Credit Facility                                        139,000              129,000
           First Preferred Ship Mortgage Notes (8.32%)
             U.S. dollar debt due through 2008                              225,000              225,000
           First Preferred Ship Mortgage Notes (9 5/8%)
             U.S. dollar debt due through 2003                                                   123,718
           Floating rate (LIBOR + 0.50% to 1%)
             U.S. dollar debt due through 2009                              262,700              247,651
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----
                                                                            626,700              725,369
           Less current portion of long-term debt                            29,994               52,932
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----
                                                                            596,706              672,437
        -- ------------------------------------------------------- --- ---------------- ----- ------------- ----

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1998, and for the Three-Month
      and Six-Month Periods Ended September 30, 1998 and 1997 is unaudited)


  5.      Long Term Debt (cont'd)

         In August 1998, the Company redeemed the remaining $98.7 million of the 9 5/8% First Preferred Ship Mortgage Notes ("the 9 5/8% Notes") which resulted in an extraordinary loss of $7.3 million, or 23 cents and 24 cents per share for the three and six months ended September 30, 1998, respectively. The redemption of the 9 5/8% Notes was financed by a public offering of Common Stock in June 1998 (see
         Note 6 - Capital Stock) and existing cash balances.

         The Company has a long-term Revolving Credit Facility (the "Revolver") available which, as at September 30, 1998, provided for borrowings of up to $190.0 million. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at
         September 30, 1998, the margin was + 0.50%. The Revolver is collaterized by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

         The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 1998, the fair value of these net assets approximated $201.5 million.

         Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

         As at September 30, 1998, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 1.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.86%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1998, and for the Three-Month
      and Six-Month Periods Ended September 30, 1998 and 1997 is unaudited)

   6.     Capital Stock

            Authorized
             25,000,000      Preferred Stock with a par value of $1 per share
            125,000,000      Common Stock with no par value

          ------------------ ----------------------------------------------------- -- ----------- - ------------- --
                                                        Common         Thousands      Preferred      Thousands
                                                         Stock         of shares        Stock        of shares
          Issued and outstanding                           $                              $
          ----------------------------------------- -- ----------- -- ------------ -- ----------- - ------------- --
          Balance March 31, 1998                          261,353          28,833         0              0
          June 15, 1998 Common stock offering:
             2,800,000 shares at $25.9375   per
             share of Common Stock (net of share
             issue costs)                                  68,773           2,800
          Reinvested dividends                                377              18
          Exercise of stock options                            51               2
          ----------------------------------------- -- ----------- -- ------------ -- ----------- - ------------- --
          Balance September 30, 1998                      330,554          31,653         0              0
          ----------------------------------------- -- ----------- -- ------------ -- ----------- - ------------- --

         In June 1998, the Company completed a public offering of 7,000,000 shares of Common Stock, of which 2,800,000 shares were offered by the Company and 4,200,000 shares were offered by a selling shareholder. The Company used its net proceeds from the offering of approximately $68.8 million, together with other funds, to redeem the outstanding 9 5/8% Notes. (See Note 5 - Long Term Debt).

         The Company has reserved 1,841,750 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at September 30, 1998, options to purchase a total of 1,728,866 shares of the Company's Common Stock were outstanding, of which 731,460 options were then exercisable at prices ranging from $21.50 to $33.50 per share. The options will expire between July 19, 2005 and June 13, 2008, ten years after the date of the grant.

         The Company's basic earnings per share is based upon the following weighted average number of shares of Common Stock outstanding:
         31,647,505 shares and 30,481,906 shares for the three and six months ended September 30, 1998, respectively; and 28,617,157 shares and 28,515,470 shares for the three and six months ended September 30, 1997, respectively. Diluted earnings per share is based upon the following weighted average number of shares of Common Stock outstanding: 31,647,505 shares and 30,537,491 shares for the three and six months ended September 30, 1998, respectively; and 28,868,322 shares and 28,739,938 shares for the three and six months ended September 30, 1997.

   7.     Other Income (Loss)


                                                           Three Months                           Six Months
                                                        Ended September 30,                   Ended September 30,
                                                         1998          1997                    1998          1997
                                                          $              $                      $              $
          --------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---
          Gain on disposition of assets                                 3,914                   7,117         3,914
          Loss on repurchase of 9 5/8% Notes                             (761)                                 (761)
          Miscellaneous - net                             (301)          (176)                   (944)          (22)
          --------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---

                                                          (301)         2,977                   6,173         3,131
          --------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1998, and for the Three-Month
      and Six-Month Periods Ended September 30, 1998 and 1997 is unaudited)

   8.     Commitments and Contingencies

         As at September 30, 1998, the Company was committed to the construction of two Aframax vessels for an aggregate cost of approximately $76.0 million, scheduled for delivery in July and September of 1999. As at September 30, 1998 there had been payments made towards this commitment of approximately $31.7 million.

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)



                                                   Three Months Ended September 30, 1998
                                     ---------------------------------------------------------------------

                                        Teekay     8.32% Notes                                   Teekay
                                       Shipping     Guarantor    Non-Guarantor               Shipping Corp.
                                         Corp.     Subsidiaries  Subsidiaries  Eliminations  & Subsidiaries
                                          $             $              $             $              $
                                     ----------- -------------- -------------- ------------- --------------
Net voyage revenues                                     9,399      120,827        (41,617)          88,609
Operating expenses                           220        9,241       90,968        (41,617)          58,812
                                     ----------------------------------------------------------------------
    Income (loss) from vessel
operations                                  (220)         158       29,859                          29,797
Net interest income (expense)             (5,118)          39       (4,126)                         (9,205)
Equity in net income of subsidiaries      25,629                                  (25,629)
Other income (loss)                                                  6,027         (6,328)            (301)
                                     ----------------------------------------------------------------------
Net income before extraordinary items     20,291          197       31,760        (31,957)          20,291
Extraordinary loss on bond redemption     (7,306)                                                   (7,306)
                                     ----------------------------------------------------------------------
Net income (loss)                         12,985          197       31,760        (31,957)          12,985
Retained earnings (deficit),
beginning of the period                  447,351      (33,990)     298,506       (264,516)         447,351
Dividends declared and paid               (6,804)                                                   (6,804)
                                     ----------------------------------------------------------------------
Retained earnings (deficit), end of
the period                               453,532      (33,793)     330,266       (296,473)         453,532
                                     ======================================================================







                                                   Three Months Ended September 30, 1997
                                     ------------------------------------------------------------------------


                                         Teekay     8.32% Notes      Non-                         Teekay
                                        Shipping     Guarantor     Guarantor                   Shipping Corp.
                                          Corp.     Subsidiaries  Subsidiaries  Eliminations   & Subsidiaries
                                            $             $            $              $               $
                                     ------------- -------------- ------------- ------------- ---------------
Net voyage revenues                                      9,322      123,103        (60,317)           72,108
Operating expenses                            307        8,581      101,643        (60,317)           50,214
                                     ------------------------------------------------------------------------
    Income (loss) from vessel
operations                                   (307)         741       21,460                           21,894
Net interest income (expense)              (8,365)         124       (4,358)                         (12,599)
Equity in net income of subsidiaries       21,657                                  (21,657)
Other income (loss)                          (713)                   (9,241)        12,931             2,977
                                     ------------------------------------------------------------------------
Net income                                 12,272          865        7,861         (8,726)           12,272
Retained earnings (deficit),
beginning of the period                   390,101      (17,688)     180,584       (162,896)          390,101
Dividends declared and paid                (6,125)      (9,345)      (8,400)        17,745            (6,125)
                                     ------------------------------------------------------------------------
Retained earnings (deficit), end of
the period                                396,248      (26,168)     180,045       (153,877)          396,248
                                     ========================================================================



  (See Note 5)

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)



                                                    Six Months Ended September 30, 1998
                                     --------------------------------------------------------------------
                                         Teekay   8.32% Notes                                  Teekay
                                        Shipping   Guarantor   Non-Guarantor               Shipping Corp.
                                          Corp.   Subsidiaries Subsidiaries   Eliminations &Subsidiaries
                                            $          $            $              $             $
                                      ---------- -------------  ------------ -------------- -------------
Net voyage revenues                                    18,822      250,624      (94,250)      175,196
Operating expenses                         534         18,372      189,750      (94,250)      114,406
                                     --------------------------------------------------------------------
    Income (loss) from vessel
operations                                (534)           450       60,874                     60,790
Net interest income (expense)          (12,859)            81       (8,446)                   (21,224)
Equity in net income of subsidiaries    59,132                                  (59,132)
Other income                                                        18,927      (12,754)        6,173
                                     --------------------------------------------------------------------
Net income (loss) before
extraordinary loss                      45,739            531       71,355      (71,886)       45,739
Extraordinary loss on bond redemption   (7,306)                                                (7,306)
                                     --------------------------------------------------------------------
Net income (loss)                       38,433            531       71,355      (71,886)       38,433
Retained earnings (deficit),
beginning of the period                428,102        (34,324)     258,911     (224,587)      428,102
Dividends declared and paid            (13,003)                                               (13,003)
                                     --------------------------------------------------------------------
Retained earnings (deficit), end of    453,532        (33,793)     330,266     (296,473)      453,532
the period
                                     ====================================================================





                                                   Six Months Ended September 30, 1997
                                     --------------------------------------------------------------------
                                        Teekay   8.32% Notes                                  Teekay
                                       Shipping   Guarantor    Non-Guarantor               Shipping Corp.
                                         Corp.   Subsidiaries  Subsidiaries   Eliminations & Subsidiaries
                                           $          $              $              $             $
                                     ---------- ------------- -------------- -------------- -------------
Net voyage revenues                                  18,408        246,173      (118,616)       145,965
Operating expenses                         642       17,282        198,615      (118,616)        97,923
                                     --------------------------------------------------------------------
    Income (loss) from vessel
operations                                (642)       1,126         47,558                       48,042
Net interest income (expense)          (16,682)         174         (8,380)                     (24,888)
Equity in net income of subsidiaries    44,274                                   (44,229)            45
Other income (loss)                       (665)                     10,430        (6,679)         3,086
                                     --------------------------------------------------------------------
Net income                              26,285        1,300         49,608       (50,908)        26,285
Retained earnings (deficit),
beginning of the period                382,177      (18,124)       155,181      (137,057)       382,177
Dividends declared and paid            (12,214)      (9,345)        (8,400)       17,745        (12,214)
                                     --------------------------------------------------------------------
Retained earnings (deficit), end of
the period                             396,248      (26,169)       196,389      (170,220)       396,248
                                     ====================================================================



  (See Note 5)

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                      As at September 30, 1998
                                                 --------------------------------------------------------------------
                                                    Teekay      8.32% Notes                               Teekay
                                                   Shipping     Guarantor   Non-Guarantor             Shipping Corp.
                                                    Corp.      Subsidiaries Subsidiaries Eliminations & Subsidiaries
                                                      $             $            $             $            $
                                                 ----------- -------------- ------------- ------------ --------------

ASSETS
Cash and cash equivalents                              160       21,584          80,885                      102,629
Other current assets                                    26          699         151,285      (95,591)         56,419
                                                 --------------------------------------------------------------------
      Total current assets                             186       22,283         232,170      (95,591)        159,048
Vessels and equipment (net)                                     317,173         958,963                    1,276,136
Advances due from subsidiaries                     236,319                                  (236,319)
Other assets (principally marketable securities
and investments in subsidiaries)                   775,731                       11,337     (775,736)         11,332
                                                 --------------------------------------------------------------------
                                                 1,012,236     339,456        1,202,470   (1,107,646)      1,446,516
                                                 ====================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                  3,150       1,530          157,042      (95,998)         65,724
Long-term debt                                     225,000                      371,706                      596,706
Due to (from) affiliates                                         2,389          200,747     (203,136)
                                                 --------------------------------------------------------------------
    Total liabilities                              228,150       3,919          729,495     (299,134)        662,430
                                                 --------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                                      330,554          23            5,943       (5,966)        330,554
Contributed capital                                            369,307          136,766     (506,073)
Retained earnings (deficit)                        453,532     (33,793)         330,266     (296,473)        453,532
                                                 --------------------------------------------------------------------
      Total stockholders' equity                   784,086     335,537          472,975     (808,512)        784,086
                                                 --------------------------------------------------------------------
                                                 1,012,236     339,456        1,202,470   (1,107,646)      1,446,516
                                                 ====================================================================


                                                                        As at March 31, 1998
                                                 ---------------------------------------------------------------------
                                                    Teekay     8.32% Notes                                Teekay
                                                   Shipping     Guarantor   Non-Guarantor             Shipping Corp.
                                                    Corp.      Subsidiaries Subsidiaries Eliminations & Subsidiaries
                                                      $             $            $            $            $
                                                 ----------- -------------- ------------- ----------- ----------------
ASSETS
Cash and cash equivalents                                22        10,687        77,244                      87,953
Other current assets                                     13           722       165,716    (114,890)         51,561
                                                  -------------------------------------------------------------------
    Total current assets                                 35        11,409       242,960    (114,890)        139,514
Vessels and equipment (net)                                       327,460       970,423                   1,297,883
Advances due from subsidiaries                      324,460                                (324,460)
Other assets (principally marketable securities
and investments in subsidiaries)                    719,369                      22,791    (719,374)         22,786
                                                  -------------------------------------------------------------------
                                                  1,043,864       338,869     1,236,174  (1,158,724)      1,460,183
                                                  ===================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                   5,691         3,126       186,953     (97,479)         98,291
Long-term debt                                      348,718                     323,719                     672,437
Due to (from) parent                                                  737       323,882    (324,619)
                                                  -------------------------------------------------------------------
   Total liabilities                                354,409         3,863       834,554    (422,098)        770,728
                                                  -------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital Stock                                       261,353            23         5,943      (5,966)        261,353
Contributed capital                                               369,307       136,766    (506,073)
Retained earnings (deficit)                         428,102       (34,324)      258,911    (224,587)        428,102
                                                  -------------------------------------------------------------------
   Total stockholders' equity                       689,455       335,006       401,620    (736,626)        689,455
                                                  -------------------------------------------------------------------
                                                  1,043,864       338,869     1,236,174  (1,158,724)      1,460,183
                                                  ===================================================================

(See Note 5)

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (unaudited)


                                                                 Six Months Ended September 30, 1998
                                                 ---------------------------------------------------------------------
                                                    Teekay     8.32% Notes                                Teekay
                                                   Shipping     Guarantor   Non-Guarantor              Shipping Corp.
                                                    Corp.      Subsidiaries Subsidiaries Eliminations & Subsidiaries
                                                      $             $            $            $             $
                                                 ----------- -------------- ------------- ----------- ----------------

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                  -------------------------------------------------------------------
     Net cash flow from operating activities       (15,522)        10,503        90,829                      85,810
                                                  -------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                    155,000                     155,000
Prepayments of long-term debt                     (103,679)                    (115,000)                   (218,679)
Repayments of long-term debt                       (25,000)                     (14,951)                    (39,951)
Net proceeds from issuance of Common Stock          68,824                                                   68,824
Other                                               75,515          1,652       (90,100)                    (12,933)
                                                  -------------------------------------------------------------------
     Net cash flow from financing activities        15,660          1,652       (65,051)                    (47,739)
                                                  -------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                             (1,258)      (40,602)                    (41,860)
Other                                                                            18,465                      18,465
                                                  -------------------------------------------------------------------
     Net cash flow from investing activities                       (1,258)      (22,137)                    (23,395)
                                                  -------------------------------------------------------------------
Increase in cash and cash equivalents                  138         10,897         3,641                      14,676
Cash and cash equivalents, beginning of the
period                                                  22         10,687        77,244                      87,953
                                                  -------------------------------------------------------------------
Cash and cash equivalents, end of the period           160         21,584        80,885                     102,629
                                                  ===================================================================



                                                                 Six Months Ended September 30, 1997
                                                 -----------------------------------------------------------------------
                                                   Teekay      8.32% Notes                                 Teekay
                                                  Shipping      Guarantor   Non-Guarantor              Shipping Corp.
                                                   Corp.       Subsidiaries Subsidiaries Eliminations  & Subsidiaries
                                                     $              $            $            $               $
                                                  ---------- -------------- ------------ ------------- -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                  ----------------------------------------------------------------------
     Net cash flow from operating activities       (36,610)       11,824         99,251                      74,465
                                                  ----------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                     35,600                      35,600
Prepayments of long-term debt                       (8,854)                     (18,554)                    (27,408)
Repayments of long-term debt                                                    (19,083)                    (19,083)
Net proceeds from issuance of Common Stock           4,269                                                    4,269
Other                                               23,616        (9,331)       (21,202)                     (6,917)
                                                  ----------------------------------------------------------------------
     Net cash flow from financing activities        19,031        (9,331)       (23,239)                    (13,539)
                                                  ----------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (1,364)       (46,871)                    (48,235)
Other                                               17,745                      (39,250)                    (21,505)
                                                  ----------------------------------------------------------------------
     Net cash flow from investing activities        17,745        (1,364)       (86,121)                    (69,740)
                                                  ----------------------------------------------------------------------
Increase  (decrease) in cash and cash equivalents      166         1,129        (10,109)                     (8,814)
Cash and cash equivalents, beginning of the
period                                                  32         8,732        108,759                     117,523
                                                  ----------------------------------------------------------------------
Cash and cash equivalents, end of the period           198         9,861         98,650                     108,709
                                                  ======================================================================

  (See Note 5)
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 1998
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 47 tankers, including 43 Aframax oil tankers and oil/bulk/ore carriers (including five vessels time-chartered-in), three smaller tankers, and one Very Large Crude Carrier ("VLCC"), for a total cargo-carrying capacity of approximately 4.7 million tonnes. In addition, the Company has entered into an agreement to purchase two newbuilding Aframax tankers, which are scheduled for delivery in July and September 1999.

During the first half of fiscal 1999, approximately 59% of the Company's net voyage revenue were derived from spot voyages. The balance of the Company's revenue is generated primarily by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and by contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. In the first half of fiscal 1999, 15% of net voyage revenues was generated by time charters and COA's priced on a spot market basis. In the aggregate, approximately 74% of the Company's net voyage revenues during the first half of fiscal 1999 was derived from spot voyages or time charters and COA's priced on a spot market basis, with the remaining 26% being derived from fixed rate time-charters and COA's. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. Additionally, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the
Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. The Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in the arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The TCE rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the first half of fiscal 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $18.7 million and $25,855 respectively, and incurred vessel operating expenses of $7.5 million or $10,250 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Three  Months  Ended  September 30, 1998 versus Three Months Ended September 30,
1997

The Company's net income before extraordinary items was $20.3 million, or 64 cents per share, in the second quarter of fiscal 1999, up from $12.3 million, or 43 cents per share, in the second quarter of fiscal 1998. Net income after extraordinary items was $13.0 million, or 41 cents per share, for the current quarter, which included an extraordinary loss of $7.3 million , or 23 cents per share, arising from the redemption of the Company's 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes"). There were no asset sales in the current quarter, in comparison to a gain on sale of assets of $3.9 million, or 14 cents per share, for the same quarter last year. The improvement in earnings is primarily the result of higher TCE rates and an increase in the Company's fleet size. In the second quarter of fiscal 1999, the Company earned an average TCE rate of $22,187, up 11.9% from $19,834 in the second quarter of fiscal 1998. The Company's average fleet size was 7.7% larger in the second quarter of fiscal 1999 than in the second quarter of fiscal 1998, as four older tankers were sold and eight newer vessels were added to the Company's fleet (including three time-chartered-in vessels) since the end of the second quarter of fiscal 1998.

Aframax TCE rates on the Gulf-East routes remained firm throughout most of the current quarter but declined significantly near the end of September 1998. At October 31, 1998, average Aframax TCE rates on the Gulf-East routes, as published by industry sources, had dropped nearly 50% from their peaks for the second quarter of fiscal 1999, and had declined to approximately 55% of the average rates for the entire quarter. In the near-term, the Company believes that TCE rates will remain weak as a result of a reduction in oil demand, particularly in Asia, relatively high world oil inventories, and the large number of newbuilding tankers that are expected to be delivered over the next twelve to eighteen months. As a result of the Company's dependence on the tanker spot market, any decline in Aframax TCE rates will adversely affect the Company's revenues and earnings.

Income from Vessel Operations

Income from vessel operations increased 36.1% from $21.9 million in the second quarter of fiscal 1998 to $29.8 million in the second quarter of fiscal 1999, mainly as a result of the increase in TCE rates and an increase in the Company's fleet size.

Net voyage revenues were $88.6 million in the second quarter of fiscal 1999, an increase of 22.9% from $72.1 million in the second quarter of fiscal 1998. The increase mainly reflects a combination of the Company's increased fleet size and an improvement in TCE rates, including the effect of higher TCE rates earned by the four Australian Vessels.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications. Vessel operating expenses increased 12.9% to $21.0 million in the second quarter of fiscal 1999 from $18.6 million in the second quarter of fiscal 1998, primarily as a result of higher crewing costs associated with the Australian Vessels and increases in crew wage rates and salaries for the non-Australian crew, effective April 1, 1998.

Time-charter hire expense was $8.4 million in the second quarter of fiscal 1999, up from $2.8 million in the second quarter of fiscal 1998, as a result of an average of 5.0 vessels time-chartered-in by the Company during the second quarter of fiscal 1999 as compared to an average of only 1.6 vessels time-chartered-in during the second quarter of fiscal 1998.

Depreciation and amortization expense decreased 1.2% from $23.9 million in the second quarter of fiscal 1998 to $23.6 million in the second quarter of fiscal 1999, due to lower amortization of drydocking costs in the current quarter, partially offset by an increase in average cost of the Company's owned vessels resulting from the modernization of the fleet during the past year. Depreciation and amortization expense included amortization of drydocking costs of $2.2 million in the second quarter of fiscal 1999 compared to $3.1 million in the second quarter of fiscal 1998.

General  and  administrative  expenses  increased  18.2% to $5.8  million in the second quarter of fiscal 1999 from $4.9 million in the second quarter of fiscal 1998, mainly as a result of the hiring of additional personnel in connection with the expansion of the Company's operations, particularly in Australia.

Interest Expense

Interest expense decreased 25.9% to $10.9 million in the second quarter of fiscal 1999, from $14.7 million in the second quarter of fiscal 1998, reflecting a combination of a reduction in the Company's total debt and lower interest rates. In June 1998, the Company completed a public offering of its Common Stock resulting in net proceeds to the Company of approximately $69.0 million. These net proceeds, together with other funds, were applied in August 1998 to redeem the Company's outstanding 9 5/8% Notes.

Six  Months  Ended September 30, 1998 versus Six Months Ended September 30, 1997

Net income for the first half of fiscal 1999 before extraordinary items was $45.7 million, or $1.50 per share, compared to a net income of $26.3 million, or 92 cents per share, in the first half of fiscal 1998. Net income after extraordinary items was $38.4 million, or $1.26 per share, for the first half of fiscal 1999. This included an extraordinary loss of $7.3 million, or 24 cents per share, arising from the redemption of the 9 5/8% Notes. Net income for the first half of fiscal 1999 included gains on asset sales of $7.1 million, or 23 cents per share, compared to $3.9 million of gains on asset sales, or 14 cents per share, for the same period one year ago. The increase in earnings is mainly the result of an improvement in TCE rates and an increase in the size of the Company's fleet. The Company earned an average TCE rate of $22,146 in the first half of fiscal 1999, up 8.0% from $20,508 in the first half of fiscal 1998. Since September 1997, the Company sold four older vessels and added eight newer vessels to the fleet (including three time-chartered-in vessels). As a result, the Company's fleet was 8.8% larger on average in the first half of fiscal 1999 than during the first half of fiscal 1998.

Income from Vessel Operations

The combination of increased average TCE rates and a larger fleet resulted in a 26.5% increase in income from vessel operations, to $60.8 million in the first half of fiscal 1999 from $48.0 million in the first half of fiscal 1998.

Net  voyage   revenues  were  $175.2  million in the first half of fiscal  1999, an increase of 20.0% from $146.0 million in the first half of fiscal 1998. This again reflects the increase in the Company's fleet size and an improvement in TCE rates, including the effect of higher TCE rates earned by the four Australian Vessels.

Vessel operating expenses increased 14.2% to $41.8 million in the first half of fiscal 1999 from $36.6 million in the first half of fiscal 1998, mainly as a result of an increase in crewing costs related to the Australian Vessels and increases in crew wage rates and salaries for the non-Australian crew, effective April 1, 1998.

Time-charter hire expense increased to $13.6 million in the first half of fiscal 1999 from $4.1 million in the first half, as a result of an average of
4.0 vessels time-chartered-in by the Company during the first half of fiscal 1999 as compared to an average of only 1.2 vessels time-chartered-in, during the same period last year.

Depreciation and amortization expense for the first half of fiscal 1999 was $47.9 million, up slightly from $47.6 million over the same period one year ago, as a result of an increase in the average cost per vessel and average size of the Company's owned fleet, partially offset by lower amortization of drydocking costs during the current period. Depreciation and amortization expense included amortization of drydocking costs of $4.6 million in the first half of fiscal 1999 in comparison to $6.3 million in the first half of fiscal 1998.

General and administrative expenses rose 14.4% to $11.1 million in the first half of fiscal 1999 from $9.7 million in the first half of fiscal 1998, mainly as a result of the expansion of the Company's operations, particularly in Australia.

Interest Expense

Interest expense decreased 13.5% to $24.9 million in the first half of fiscal 1999 from $28.8 million in the first half of fiscal 1998, primarily reflecting a reduction in the Company's total debt as well as lower interest rates. In August 1998, the Company applied the net proceeds from its public offering of Common Stock, together with other funds, to redeem its outstanding 9 5/8% Notes.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance and operating results per calendar ship-day. To facilitate comparison to the prior years' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian
Vessels:


       -- ---------------------------------------- -- ------------------------ -- -------------------------- -
                                                         Three Months Ended            Six Months Ended
                                                            September 30,                September 30,
                                                         1998          1997           1998           1997
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           International Fleet:
           Average number of ships                            43            44            43              43

           Total calendar ship-days                        3,957         4,015         7,785           7,828
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           Revenue-generating ship-days (A)                3,713         3,729         7,362           7,290
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           Net voyage revenue before
           commissions(B) (000's)                        $80,779       $73,960      $160,362        $149,503
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           TCE (B/A)                                     $21,756       $19,834       $21,782         $20,508
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
           Operating results per calendar ship-day:
               Net voyage revenue                        $19,959       $17,960       $20,108         $18,647
               Vessel operating expense                    4,924         4,816         4,854           4,808
               General and administrative expense          1,344         1,224         1,301           1,238
               Drydocking expense                            627           762           654             808
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -
                Operating cash flow per calendar
                ship-day                                 $13,064       $11,158       $13,299         $11,793
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -

           Australian Vessels:
                Operating cash flow per calendar
                ship-day                                 $14,583           N/A       $13,950             N/A
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -

           Total Fleet:
               Operating cash flow per calendar
               ship-day                                  $13,145       $11,158       $13,317         $11,793
        -- ---------------------------------------- -- ---------- -- ---------- -- ----------- -- ----------- -


LIQUIDITY AND CAPITAL RESOURCES

The Company's total liquidity, including cash, marketable securities, and undrawn long-term lines of credit, decreased to $179.9 million as at September 30, 1998 from $186.3 million as at March 31, 1998. The decrease was primarily the result of the Company's redemption of its 9 5/8% Notes in August 1998 and progress payments on the Company's two newbuildings, offset in part by, among other things, proceeds from the Company's public offering of Common Stock in June 1998, cash from operations, and proceeds from the disposition of two older vessels. The Company received net proceeds of approximately $69.0 million in the public offering, which were used, together with other funds, to redeem the outstanding balance of the 9 5/8% Notes. The redemption resulted in the release of mortgages on the six vessels which collateralized the 9 5/8% Notes, making a total of twelve unencumbered vessels in the Company's fleet as at September 30, 1998.

Net cash flow from operating activities rose to $85.8 million in the first half of fiscal 1999 as compared to $74.5 million in the first half of fiscal 1998, reflecting the higher average TCE rates earned during the current fiscal period and an increase in the size of the Company's fleet.

The Company's scheduled debt repayments were $40.0 million during the first half of fiscal 1999, up from $19.1 million in the first half of fiscal 1998, mainly as a result of a $25 million sinking fund payment on the 9 5/8% Notes in July 1998.

Dividend payments during the first half of fiscal 1999 were $13.0 million, or 43 cents per share, of which $12.6 million was paid in cash and the remainder was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan.

During the first half of fiscal 1999, the Company incurred capital expenditures for vessels and equipment of $41.9 million, consisting mainly of payments made towards the two newbuilding double-hull Aframax tankers scheduled for delivery in July and September of 1999 and costs related to the conversion of a floating storage and off-loading Australian Vessel. The Company intends to pay for the remaining cost of approximately $44 million for the two newbuildings by using existing cash balances, borrowings under the Revolver or other debt financing. Cash expenditures for drydocking were $6.0 million in the first half of fiscal 1999 compared to $9.6 million in the same period one year ago, reflecting a reduction in scheduled drydockings. Two older vessels were sold during the first half of fiscal 1999, resulting in net proceeds of $23.4 million.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and the expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.


YEAR 2000 COMPLIANCE

The Company relies on computer systems and software to operate its business, including applications used in chartering, shipping, communications, finance and various administrative functions. Because certain software applications are unable to appropriately interpret the calendar year 2000 and subsequent years, some level of modification or replacement of such applications will be necessary.

Since December 1997, the Company has been actively engaged in achieving Year 2000 compliance and has formed a Year 2000 Compliance Task Force comprised of employees from various areas of the organization. The Company's Year 2000 compliance project has been divided into several phases. First, the Company completed the risk prioritization phase to prioritize its efforts. Second, a full inventory of all hardware and software applications, both shore-side and ship-side, has been completed and only a few applications were found to have Year 2000 issues, none of which the Company believes are critical to its operations. The Company is undertaking remedial action planning and implementation to modify or replace these applications. Third, the Company is undertaking a Year 2000 readiness survey with its top customers, lenders, suppliers and other organizations with which it conducts business. The Company anticipates completion of the survey by December 1998. Finally, the Company is currently testing remediated systems and preparing contingency plans as no assurance can be given that all of the Company's systems will be Year 2000 compliant or that its customers, lenders or suppliers or the other organizations with which it conducts business will become fully Year 2000 compliant.

An outside consultant has been hired to assist with the Year 2000 compliance of the Company's shore-side applications while ship-side compliance will be performed primarily by existing staff. The target date for full compliance is April 16, 1999.

Management does not expect Year 2000 compliance costs to have a material adverse effect on the Company. Should the Company not achieve full compliance in a timely manner or complete its Year 2000 project within its current cost estimates, the Company's business, financial condition and results of operations could be adversely affected. However, in the event that the Company fails to meet the deadlines above, the Company believes that the financial impact will not be material since all systems believed by the Company to be critical have already been identified as Year 2000 compliant.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 1998 contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to future events and financial performance, in particular the statements regarding Aframax TCE rates in the near-term; future capital expenditures, including expenditures for newbuilding vessels; and the Company's growth strategy and expansion. The following factors are among those that could cause actual results to differ materially from the forward-looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions including Asia; the cyclical nature of the tanker industry and its dependence on oil markets; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in demand for modern, high quality vessels; the Company's dependence on spot oil voyages; the Company's potential inability to achieve and manage growth; and other risks detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statements contained in this paragraph and in other reports hereafter filed by the Company with the U.S. Securities and Exchange Commission.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 1998

                           PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         The Company's 1998 Annual Meeting of Shareholders was held September 2, 1998. At the meeting the Company's shareholders (i) elected as Directors of the Company Arthur F. Coady, Michael D. Dingman, Morris L. Feder, Steve G.K. Hsu, Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller, (ii) approved the amendment to the Company's 1995 Stock Option Plan to increase the number of shares of Common Stock subject thereto from 2,148,571 to 3,948,571 and
(iii) ratified the selection of Ernst & Young, Chartered Accountants, as independent auditors of the Company for the fiscal year ending March 31, 1999, as set forth below:



                                                Votes         Votes Against     Shares Which         Broker
                                                 For           or Withheld       Abstained         Non-Votes

Election of Directors

     Arthur F. Coady                          30,226,139           19,276            3,100

     Michael D. Dingman                       30,229,239           16,176            3,100

     Morris L. Feder                          30,227,839           17,576            3,100

     Steve G.K. Hsu                           30,229,239           16,176            3,100

     Thomas Kuo-Yuen Hsu                      30,229,239           16,176            3,100

     Axel Karlshoej                           30,226,239           19,176            3,100

     Bjorn Moller                             30,226,139           19,276            3,100

Approval of Amendment to the 1995 Stock
Option Plan                                   25,501,357        2,123,571           18,025          2,602,962
Ernst & Young as Independent Auditors         30,232,674            4,577            8,164


Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

         a.        Exhibits
                  27.1 Financial Data Schedule

         b.        Reports on Form 6-K
                  None

THIS  REPORT  ON  FORM  6-K  IS   HEREBY  INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 5, 1995.

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION



Date: November 16, 1998                                 By: /s/ Peter S. Antturi
                                                            --------------------
                                                                Peter S. Antturi
                                                         Chief Financial Officer